SCHEDULE 13D

                                 (RULE 13D-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*


                        Scanner Technologies Corporation
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                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   80603Q 10 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  David P. Mork
                           14505 21st Avenue N., #220
                              Minneapolis, MN 55447
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  May 31, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 5 Pages

-----------------------------                      -----------------------------
CUSIP NO. 80603Q 10 5                 13D          PAGE 2 OF 5 PAGES
-----------------------------                      -----------------------------

-----  -------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       David P. Mork
-----  -------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
       (SEE INSTRUCTIONS)                                               (b) [ ]

-----  -------------------------------------------------------------------------
3      SEC USE ONLY

-----  -------------------------------------------------------------------------
4      SOURCE OF FUNDS (SEE INSTRUCTIONS)

       N/A
-----  -------------------------------------------------------------------------
5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)

-----  -------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.A.
----------------------------------------  --------------------------------------
    NUMBER OF      7      SOLE VOTING POWER
     SHARES
  BENEFICIALLY            576,660 shares (includes 70,310 shares which may be
    OWNED BY              purchased upon exercise of a currently exercisable
      EACH                warrant and 75,000 shares which may be purchased upon
    REPORTING             exercise of an option exercisable in 60 days)
     PERSON        -----  ------------------------------------------------------
      WITH         8      SHARED VOTING POWER

                          0
                   -----  ------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                          576,660 shares (includes 70,310 shares which may be
                          purchased upon exercise of a currently exercisable
                          warrant and 75,000 shares which may be purchased upon
                          exercise of an option exercisable in 60 days)
                   -----  ------------------------------------------------------
                   10     SHARED DISPOSITIVE POWER

                          0
-----  -------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       576,660 shares (includes 70,310 shares which may be purchased upon exercise of a currently exercisable warrant and 75,000 shares which may be purchased upon exercise of an option exercisable in 60 days)
-----  -------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]
       (SEE INSTRUCTIONS)

-----  -------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       5.5%
-----  -------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       IN
-----  -------------------------------------------------------------------------

Item 1.  Security and Issuer.
         -------------------

         This Schedule 13D relates to Common Stock, $.01 par value, of Scanner Technologies Corporation (the "Issuer"), 14505 21st Avenue N., #220, Minneapolis, Minnesota 55447.

Item 2.  Identity and Background.
         -----------------------

         (a)      Name: David P. Mork ("Reporting Person").

         (b) Residence or business address: 14505 21st Avenue N., #220, Minneapolis, MN 55447.

         (c) Principal occupation: Senior Vice President of Scanner Technologies Corporation, 14505 21st Avenue N., #220, Minneapolis, MN 55447.

         (d) The reporting person has not, during the last five years, been convicted in a criminal proceeding.

         (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) The Reporting Person is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

         Not applicable.

Item 4.  Purpose of Transaction.
         ----------------------

         This Schedule 13D is being filed to report that the Reporting Person's ownership has exceeded 5% of the Issuer's Common Stock based on the fact that, within 60 days of the date of this Schedule 13D, the Reporting Person has the right to acquire 75,000 shares of the Issuer's Common Stock upon exercise of a stock option. The seven-year stock option to purchase 100,000 shares of the Issuer's Common Stock at $1.20 per share was granted by the Issuer to the Reporting Person on January 30, 2004 and becomes exercisable to the extent of 75,000 shares on July 30, 2004 and 25,000 shares on July 30, 2005. The option was granted pursuant to the Issuer's 2004 Equity Incentive Plan. The remaining shares set forth in Item 5 below were acquired on July 31, 2002 pursuant to a merger, which transaction was described in a Schedule 13D dated July 31, 2002; the Reporting Person subsequently filed an amendment to the July 31, 2002
         Schedule 13D dated July 1, 2003, reporting that the Reporting Person ceased being the beneficial owner of more than 5% of the Issuer's Common Stock.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         The reporting person beneficially owns an aggregate of 576,660 shares of Common Stock of the Issuer, representing 5.5% of the outstanding shares of Common Stock of the Issuer. Of such shares, 431,350 are held directly by the reporting person, 70,310 are obtainable upon exercise of a warrant which is currently exercisable and 75,000 shares are obtainable upon exercise of an option which is exercisable within sixty days from the date of this Schedule 13D. The Reporting Person has sole voting and dispositive power over all of the Common Stock and rights to acquire Common Stock currently owned by him. Except as described in
         Item 4 above, the Reporting Person has not engaged in any transaction during the past 60 days in any securities of the Issuer.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect
         ---------------------------------------------------------------------
         to Securities of the Issuer.
         ---------------------------

         The Issuer and the reporting person entered into an option agreement dated January 30, 2004, which option agreement is the standard form of agreement between the Issuer and optionees receiving stock options under the 2004 Equity Incentive Plan.

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

         None.
























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

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: June 8, 2004.


                                                   /s/ David P. Mork
                                          --------------------------------------
                                          David P. Mork






























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